                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                Commission File Number 1-7796
                                                                       ---------
(Check One):
[ ] Form 10-K and Form 10-KSB     [ ] Form 11-K
[ ] Form 20-F                     [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:
                  --------------------------------------------------------

[X] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2000
                                 -----------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                    PART I
                            REGISTRANT INFORMATION

        Full Name of Registrant   Tipperary Corporation
                                  ----------------------------------------------
        Form Name if Applicable
                                  ----------------------------------------------

--------------------------------------------------------------------------------

        Address of Principal Executive Office (Street and Number)
                                                                  --------------
633 Seventeenth Street, Suite 1550
--------------------------------------------------------------------------------

        City, State and Zip Code Denver, Colorado  80202
                                 -----------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                   PART III
                                   NARRATIVE

        The Company has not yet completed its financial statements or other information to be included in the Form 10-KSB for the Transition Period Ended December 31, 2000. It expects to complete the filing in the near future.

                                    PART IV
                               OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

Lisa S. Wilson, CFO                (303)                293-9379
---------------------------------------------------------------------------
         (Name)                 (Area Code)         (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

        (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

Because the Company is filing Form 10-KSB for a transition period which covers results for only one quarter, the results of operations for the transition period to be filed on Form 10-KSB will not be comparable to the Company's Form 10-KSB for the year ended September 31, 2000. With respect to the results of operations for the transition period ended December 31, 2000, the Company expects to report a net loss of approximately $1.0 million dollars on revenues of approximately $900,000 compared to a net loss of $1,000 on revenues of $2.92 million for the three months ended December 31, 1999. The increase in net loss and decrease in revenues for the transition period ended December 31, 2000, as compared with the comparable prior year period, is primarily due to the Company's sale of most of its U.S. oil and gas properties in connection with the Company's focus towards the exploration for, and development and production of, natural gas from coalbed methane properties.


                             Tipperary Corporation
  ---------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 2, 2001              By /s/ Lisa S. Wilson, Chief Financial Officer
    -------------------------      --------------------------------------------